United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of March 2006
Commission File Number 000-27811
CHARTERED SEMICONDUCTOR MANUFACTURING LTD
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
60 Woodlands Industrial Park D
Street 2, Singapore 738406
(65) 6362-2838
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

SIGNATURES
EXHIBIT INDEX
Ex-99.1 The Company's Proxy Statement for the annual shareholders' meeting to be held on April 26, 2006.
Ex-99.2 The Company's letter to its shareholders.
Ex-99.3 The Company's supplementary information for the year ended December 31, 2005.

1.        Other Events
On or about March 24, 2006 in Singapore, the Company began distribution of the Company’s Proxy Statement and annual report for the year ended December 31, 2005 for the annual shareholders’ meeting to be held on April 26, 2006.
The Company’s annual report consists of:

(a)	the Company’s letter to its shareholders;
(b)	the abridged Management Discussion and Analysis and the Financial Statements for the years ended December 31, 2003, 2004 and 2005; and
(c)	the Company’s supplementary information for the year ended December 31, 2005.
The Company’s complete Management Discussion and Analysis and the Financial Statements were included in the Form 20-F which the Company filed with the United States Securities and Exchange Commission on March 1, 2006. Copies of the Company’s Proxy Statement, letter to shareholders and supplementary information are attached as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively.

2.	Exhibits

99.1	The Company’s Proxy Statement for the annual shareholders’ meeting to be held on April 26, 2006.

99.2	The Company’s letter to its shareholders.

99.3	The Company’s supplementary information for the year ended December 31, 2005.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: March 24, 2006

CHARTERED SEMICONDUCTOR MANUFACTURING LTD
By:	/s/ George Thomas
Name:	George Thomas
Title:	Senior Vice President & Chief Financial Officer

EXHIBIT INDEX

99.1	The Company’s Proxy Statement for the annual shareholders’ meeting to be held on April 26, 2006.

99.2	The Company’s letter to its shareholders.

99.3	The Company’s supplementary information for the year ended December 31, 2005.